SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For June 19, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



  Form 20-F      X               Form 40-F
              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


     Yes                            No          X
              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------

                                [LOGO OMITTED]
                                CNOOC Limited
                     [COMPANY NAME IN CHINESE CHARACTERS]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)

                          CLARIFICATION ANNOUNCEMENT
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The Company has noted that certain newspapers recently reported that Husky
Energy Inc. has discovered a large natural gas field in the South China Sea and that the Company has rights to a 51% interest in the field.

A subsidiary of the Company is one of the contracting parties to a production sharing contract with Husky in relation to the relevant contract area in the South China Sea. The operator of the Husky PSC is Husky. The Company understands that Husky reported its discovery by means of a press release. The Company is currently not in a position to comment further on the information contained in newspaper reports.

SHAREHOLDERS OF THE COMPANY AND POTENTIAL INVESTORS SHOULD BE AWARE THAT ANY EVALUATION OF THE HYDROCARBON POTENTIAL OF ANY PARTICULAR CONTRACT AREA EXPRESSED BY THE OPERATOR OR OTHER PERSONS WOULD ONLY CONSTITUTE PRELIMINARY ESTIMATES AND MAY OR MAY NOT BE ACCURATE. THEY ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES OF THE COMPANY.
--------------------------------------------------------------------------------

CNOOC Limited (the "Company") has noted that certain newspapers recently reported that Husky Energy Inc. has discovered a large natural gas field in the South China Sea and that the Company has rights to a 51% interest in the field.

Husky Oil China Limited ("Husky"), a subsidiary of Husky Energy Inc., entered into a production sharing contract with China National Offshore Oil Corporation (the "CNOOC"), the Company's controlling shareholder, in relation to the relevant contract area in the South China Sea (the "Husky PSC"), and CNOOC transferred its rights under the Husky PSC to CNOOC China Limited, a subsidiary of the Company. The operator of the Husky PSC is Husky. The Company understands that Husky reported its discovery by means of a press release. The Company is currently not in a position to comment further on the information contained in newspaper reports.

As disclosed in the Company's prospectus dated 16 February 2001, the Company conducted some of its exploration and production operations through production sharing contracts, and upon discovery of hydrocarbon reserves the operator of the oil or gas field must submit a detailed evaluation report and an overall development plan to the Company. The overall development plan will need to be approved by the contracting parties under the production sharing contract and finally by relevant government authorities. Commercial development of the oil or gas field may only commence after the relevant governmental approvals are received. Under typical production sharing contracts, the Company has the right to take up to a 51% participating interest in any oil or gas field discovered in the contract area and may exercise this right after the foreign partners (in this case, Husky, as operator) have made commercially viable discoveries. The foreign partners retain the remaining participating interests.

Daily operations in the contract area, being the subject of the relevant production sharing contract, are carried out by the designated operator. For production sharing contracts where the foreign partner is the operator, after the foreign partner has fully recovered its exploration and development costs under the production sharing contract, the Company will have the right to take over the operation of the particular oil or gas field. With the consent of the foreign partner, the Company may also take over operations before the foreign partner has fully recovered its exploration and development costs.

The Company therefore clarifies that, although Husky has reported, by means of a press release, a new discovery in a contract area in the South China Sea, a number of procedures have to be completed before the production commences. Moreover, the hydrocarbon potential of the contract area has yet to be ascertained and will require further verification. Whether or not the Company will exercise its participating interest in full or at all will depend on evaluations made by the Company pursuant to the terms of the Husky PSC.

SHAREHOLDERS OF THE COMPANY AND POTENTIAL INVESTORS SHOULD BE AWARE THAT ANY EVALUATION OF THE HYDROCARBON POTENTIAL OF ANY PARTICULAR CONTRACT AREA EXPRESSED BY THE OPERATOR OR OTHER PERSONS WOULD ONLY CONSTITUTE PRELIMINARY ESTIMATES AND MAY OR MAY NOT BE ACCURATE. THEY ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES OF THE COMPANY.

As at the date of this announcement, the Board comprises the following:

Executive Directors                   Independent Non-executive Directors
Fu Chengyu (Chairman)                 Edgar W. K. Cheng
Luo Han                               Sung Hong Chiu
Zhou Shouwei                          Evert Henkes
Cao Xinghe                            Lawrence J. Lau
Wu Zhenfang                           Tse Hau Yin, Aloysius
Wu Guangqi
Yang Hua

                                                        By Order of the Board
                                                            CNOOC Limited
                                                          Victor Zhikai Gao
                                                          Company Secretary

Hong Kong, 16 June 2006

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CNOOC Limited


                                         By:  /s/ Victor Zhikai Gao
                                              -------------------------
                                              Name: Victor Zhikai Gao
                                              Title:  Company Secretary



Dated: June 19, 2006